KENNETH L. CUTLER

(612) 340-2740

FAX (612) 340-2868

cutler.ken@dorsey.com

August 14, 2007

VIA FACSIMILE AND EDGAR

Assistant Director

Securities and Exchange Commission

Division of Corporation Finance

100 F Street N.E.

Washington, DC 20549

Attn: Ms. Peggy Fisher

Re:	EnteroMedics Inc.

Registration Statement on Form S-1

Filed May 25, 2007

File No. 333-143265

Dear Ms. Fisher:

On behalf of EnteroMedics Inc. (“EMI”, or the “Company”), submitted herewith for filing is Amendment No. 2 to the registration statement referenced above (“Amendment 2”). EMI is filing this Amendment 2 in response to comments contained in a letter dated July 27, 2007 (the “Comment Letter”) from Peggy A. Fisher, Assistant Director of the Securities and Exchange Commission (the “Commission”). For your convenience, we are sending a copy of this letter and Amendment 2 in the traditional non-EDGAR format, including a version of Amendment 2 that is marked to show changes to the initial registration statement.

Set forth below are the responses to the Comment Letter provided to us by EMI. For ease of reference, each comment contained in the Comment Letter appears directly above EMI’s corresponding response.

Graphics

1.	We note your new graphics. The second and third pages provide extensive narrative text which is repeated in the summary and the business section. Please revise to remove or reduce duplicative text in the graphics. If you retain narrative text in the graphics, please revise the cautionary language to also state that your product is not FDA approved on each page.

Response: The Company has revised the text in the graphics in accordance with the Staff’s comments. Please see the revisions on the Outside Front Gate, the Inside Front Gate and the Inside Front Cover. We did not include the cautionary language on the Outside Front Gate as this page does not contain any description of our product and only describes the Vagus nerve and digestive system. Given that the Inside Front Gate and Inside Front Cover unfold into one page, we did not repeat the cautionary language on the Inside Front Gate as it would appear redundant when the pages are completely unfolded.

Securities and Exchange Commission

August 14, 2007

Prospectus Summary

2.	We note that the first sentence refers to “other gastrointestinal disorders.” Expand the summary to discuss these other disorders, and describe the current stage of development of your device to treat them, or delete the reference.

Response: We note the Staff’s comment and have deleted the reference to “other gastrointestinal disorders.” Please see the revision on page 1 of Amendment 2.

3.	Please clarify in the summary that you have been informed that the FDA’s standard for effectiveness of your device, based on a percentage of estimated weight loss compared to a control group, is much higher than the percentage of estimated weight loss that the registrant believes is effective. Also state that unless your device satisfies the FDA’s efficacy standard, you may not receive FDA approval.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 4 of Amendment 2.

Management’s Discussion and Analysis of Financial Condition and Results of Operations, Page 35

Liquidity and Capital Resources, page 40

4.	Please refer to prior comment 12. Clarify if there are any financial or other covenants that you are required to maintain under your loans and notes payable. If so, revise to disclose.

Response: The Company has revised this disclosure to provide further clarification of any financial or other covenants that it is required to maintain under its debt financing agreements in accordance with the Staff’s comments. Please see the revisions on page 41 of Amendment 2.

VBLOC-EC Trial

5.	We note your response to prior comment 15. In the third paragraph on page 56, define “formal bariatric program,” and explain in more detail why it and a “better selection of patients” would cause the results to be different. Explain what factors caused the patients to fit the program criteria better.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 56 of Amendment 2.

Securities and Exchange Commission

August 14, 2007

Mayo Clinic Relationship, page 59

6.	We note your response to prior comment 16. Tell us whether you believe the “novel” technology developed through your collaboration with the Mayo Clinic will be used in future products.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 59 of Amendment 2. We have licensed-in four obesity-related patent applications from Mayo Clinic. None of these patents cover medical technology relating to our VBLOC technology.

7.	Revise the disclosure to clarify more specifically what role Mayo Clinic played in assisting in the development of your current VBLOC technology.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages 59 and 60 of Amendment 2.

Executive Compensation, page 66

Compensation Discussion and Analysis, page 76

8.	We note your responses to comments 20, 25 and 31 regarding your CEO’s role in setting his own compensation. However, the nature and extent of his role in the process is unclear and appears to conflict in different contexts. We note the following statements:

•	that he does not participate in the “final determination” of his own compensation in the second paragraph on page 76;

•	that he does not participate in any way other than in making recommendations for other officers in the third paragraph on page 77; and

•	that he “has not historically made a recommendation to the committee as to the number of stock options he is granted” on the top of page 80.

Please reconcile the disclosure throughout this discussion.

Response: The Company has reviewed the disclosure in the Compensation Discussion and Analysis for clarity and consistency, and revised the disclosure in this section regarding the role of the Company’s CEO in the determination of his own compensation accordingly. Please see the revisions on pages 76, 77 and 80 of Amendment 2.

Securities and Exchange Commission

August 14, 2007

Annual Cash Incentives, page 78

9.	We note your response to prior comment 27. Please quantify the target number of subjects and describe “post-implantation follow-up” in further detail, given that these measures made up a large portion of the bonus calculation.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 78 of Amendment 2.

Long-Term Incentives, page 79

10.	We note your response to prior comment 30 and reissue the comment in part. Your revised disclosure should explain how amounts were determined and clarify the reasons for the relative size of the grants among the officers. Also disclose whether the compensation committee adopted the recommendations of the CEO and whether he recommended the number of stock options he should receive in 2006.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 80 of Amendment 2.

Related Party Transactions, page 97

11.	We note your response to prior comment 39 regarding review of related party transactions. Please disclose the standards to be applied pursuant to such policies and procedures pursuant to Item 404(b)(1)(ii) of regulation S-K.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on page 102 of Amendment 2.

Financial Statements, page F-1

Consolidated Statement of Operations, page F-4

12.	It appears that it would be appropriate to also disclose pro forma earnings per share for the most recent fiscal year and interim period assuming conversion of preferred securities, as you have done in your selected financial data. Please expand your disclosures accordingly, or advise us why you do not consider these disclosures to be appropriate.

Response: The Company has revised this disclosure in accordance with the Staff’s comments. Please see the revisions on pages F-4 and F-22 of Amendment 2.

Securities and Exchange Commission

August 14, 2007

Note 2. Summary of Significant Accounting Policies, page F-16

Unaudited Pro Forma Presentation, page F-17

13.	Please refer to prior comment 44. We noted your discussion that the event is factually supportable but you can not yet determine the price at which the shares would be issued. Please clarify for us why you believe it is appropriate that the two pro forma presentations within the same filing are different. Tell us if you plan to revise the pro forma balance sheet data to include the impact of the issuance of the shares to the Mayo Foundation prior to effectiveness.

Response: We note the Staff’s comment. The Company intends to revise the pro forma balance sheet data to include the impact of the issuance of shares to the Mayo Foundation prior to effectiveness. The Company has revised this disclosure accordingly to ensure both pro forma presentations within Amendment 2 are consistent. Please see the revisions on page F-17 of Amendment 2.

Note 11. Convertible Participating Preferred Stock, page F-30

14.	Please refer to prior comment 49. We note from your response that you assumed a 1:1 conversion of all issued and outstanding shares of preferred stock into common stock in completing the pro forma balance sheet. Please explain why you believe this ratio to be appropriate. Per your response to our prior comment 48, we note the Series A, B, and C convertible preferred shares are all convertible into common stock at ratios of $.4657, $.4333 and $.8893 per share, respectively. In addition, we note the disclosure on page F-31 that Series A, Series B and Series C shares are convertible into 4,482,746, 39,002,196 and 51,957,735 shares of common stock. Based on these amounts, it appears only Series B and Series C have a 1:1 conversion ratio. Please reconcile the information above and explain. We may have additional comments after reviewing your response.

Response: In response to the Staff’s comment, we acknowledge that the Company’s response to prior Comment 48 indicated that Series A, B and C convertible preferred stock are all convertible into common stock at ratios of $0.4657, $0.4333 and $0.8893 per share, respectively. After further consideration, the sentence should have stated that Series A, B and C convertible preferred stock are all convertible into common stock utilizing the quotient obtained by dividing the original purchase price per share of $0.7208, $0.4333 and $0.8893 by $0.4657, $0.4333 and $0.8893 per share, respectively.

As stated in Note 11 to the consolidated financial statements on page F-33 of Amendment 2, the conversion price of all outstanding preferred stock issuances is subject to weighted average anti-dilution price protection. At June 30, 2007, Series A, Series B and Series C shares are convertible into 4,482,746, 39,002,196 and 51,957,735 shares of common stock, respectively, based on the terms of the Company’s certificate of

Securities and Exchange Commission

August 14, 2007

incorporation. As noted in our prior response to Comment 49, we assumed a 1:1 conversion of all issued and outstanding shares of preferred stock into common stock, subject to anti-dilution provisions. Giving effect to the anti-dilution protection provisions, the certificate of incorporation defines the conversion ratio of Series A shares into common stock as $0.7208 divided by $0.4657, or 1.5478. At June 30, 2007 there were 2,896,249 shares of Series A convertible preferred stock issued and outstanding. Utilizing the Series A conversion ratio noted above, the Company assumed 4,482,746 shares of common stock issuable upon conversion of the Series A Preferred for pro forma presentation purposes.

15.	We note that the preferred stock converts automatically upon the effective date of an IPO if the offering price per share is not less than $2.64 per share. In view of the fact that you are planning to amend your certificates of incorporation to provide for a lower threshold for the public offering price, it appears that the conversion does not appear to be factually supportable unless and until you amend these documents. Also, please tell us if you need to obtain the written consent of the preferred shareholders to reduce the price per share at which the stock will automatically convert. Note, if you do need these consents and you do not obtain and file these consents in a pre-effective amendment, you must delete the effect of automatic conversion of the preferred stock from all disclosures of pro forma stockholders’ equity in the registration statement. Please revise or advise.

Response: We note the Staff’s comment. The Company obtained board of director and stockholder approval on July 2, 2007 to amend its certificate of incorporation to provide for the mandatory conversion of all shares of preferred stock into common stock utilizing the quotient obtained by dividing the original purchase price per share of $0.7208, $0.4333 and $0.8893 for each of Series A, Series B and Series C preferred stock, respectively, by $0.4657, $0.4333 and $0.8893 per share of Series A, Series B and Series C preferred stock, respectively, upon a qualified public offering whereby the public offering price is greater than the quotient obtained by dividing $220 million by the number of shares of total fully-diluted common stock as of the time of closing of the public offering (without taking into account the securities offered or sold in the public offering) and aggregate gross proceeds to the Company of at least $30 million after deducting underwriting commissions and discounts. The Company has revised Note 18 to the consolidated financial statements to include this event and makes reference to it in Notes 2 and 11 to the consolidated financial statements.

16.

Please refer to prior comment 50. It appears that since your Series A, B, and C convertible preferred stock automatically convert if the date specified by written consent or agreement of the holders of at least sixty-three percent (63%) of the then outstanding shares of Series C Preferred Stock and Series B Preferred S Lock (voting together as a single class and not as separate series, and on an as-converted basis)- Please provide us with further clarification with regards to the terms of the preferred shares and your analysis of paragraph 4 of EITF D-98. Note that redemption

Securities and Exchange Commission

August 14, 2007

features that are not solely within the control of the issuer should be classified outside of permanent equity. Revise or advise.

Response: Emerging Issues Task Force (EITF) Topic D-98 refers to Rule 5-02.28 of Regulation S-X which requires that securities with the following characteristics be classified outside of permanent equity: (1) it is redeemable at a fixed or determinable price on a fixed or determinable date or dates, whether by operation of a sinking fund or other; (2) it is redeemable at the option of the holder; or (3) it has conditions for redemption which are not solely within the control of the issuer, such as stocks which must be redeemed out of future earnings. If the securities do not have any of these characteristics, they are classified as non-redeemable preferred stock and treated as permanent equity. EITF D-98 also provides several examples in which classification as permanent equity is or is not appropriate.

As the Staff has indicated in its comment, the Company’s Series A, Series B and Series C preferred stock are all automatically convertible into common stock on the date specified by written consent or agreement of the holders of at least 63% of the then outstanding shares of Series B and Series C preferred stock (voting together as a single class and not as separate series, and on an as-converted basis). The conversion rights do not have any cash settlement features and upon conversion the preferred shares would be classified as permanent equity. As such, we believe that the Company has properly classified all of its preferred stock as permanent equity. The Company has revised Note 11 to the consolidated financial statements to provide further discussion regarding the preferred stockholders conversion rights on page F-33 of Amendment 2.

Note 13, Stock Options, page F-33

17.	Please refer to prior comment 51. Please respond to the following:

•

As previously requested, provide us with an itemized chronological schedule detailing each issuance since April 2006, which includes (a) grant date; (b) the number of shares issued or issuable in the grant; (c) purchase price or exercise price per share; (d) vesting; (e) fair value per share on grant date and how management determined; and (f) recipient and relationship to company.

•

We see that you had discussions with multiple underwriting organizations to consider the possibility of an IPO between February 19, 2007 and March 2, 2007, and that you reached an agreement with your current underwriters on March 2, 2007. Please discuss the specific dates and pricing discussions you had with investment bankers and underwriters. Progressively bridge management’s fair value determination and these pricing discussions.

•	Please update the option activity to the most recent practical date.

Securities and Exchange Commission

August 14, 2007

•	We note that you have not disclosed an estimated offering price. Be advised that we are deferring final evaluation until the estimated offering price is specified.

17.	Response: We note the Staff’s comment and have provided supplementally on a confidential basis a detailed chronological schedule of each ordinary share, stock option, preferred stock and warrant issuance since April 2006 through the date of the amended filing. Included after the detailed chronological table is a summary discussion on how management assessed the fair value per share of common stock followed by a detailed description for each stock option grant date. We have also included further detail regarding pricing discussions we had with investment bankers and underwriters. The Staff will note that much of this discussion was provided in our response letter dated July 6, 2007 and is also being included here for ease of review.

Securities and Exchange Commission

August 14, 2007

Stock Option Grant Summary

All of the options to purchase common stock were granted at the then current estimated fair value of the Company’s common stock, as determined by its board of directors at the time of each grant, taking into consideration the factors noted below. Since inception, the Company’s board of directors has been comprised of a majority of non-officer directors, all of whom have experience with companies in the life sciences and/or medical device and technology industries and also have experience in the valuation of early stage, privately held companies. The Company believes that the composition of the board of directors resulted in an unbiased view of the stock value and produced a reasonable estimate of the fair value of the common stock. In the absence of a public trading market, in accordance with paragraph 3 of the AICPA Practice Aid, Valuation of Privately-Held Company Equity Securities Issued as Compensation (the “AICPA Guide”), the board of directors used the “best estimate” method and considered numerous objective and subjective factors to determine the fair value at each option grant date, including the factors described below:

•	the option grants involved illiquid securities in a private company;

•	the options to acquire common stock upon exercise were subject to vesting;

•

the prices of the Company’s outstanding preferred stock (the “Preferred Stock”) issued by the Company primarily to outside investors in arms-length transactions, and the rights, preferences and privileges of the Preferred Stock over the common stock;

•	the Company’s performance and the status of research and product development efforts;

•

the Company’s stage of development and business strategy, including the status and timing of its clinical trials, its application for an investigational device exemption with the Food and Drug Administration, and the likelihood and timing of commencing its US pivotal clinical trial;

•	the composition and changes in the Company’s management team, including the need to recruit additional members of management; and

•

the likelihood of achieving a liquidity event for the shares of common stock underlying these securities, such as an initial public offering or a sale of the Company, given prevailing market conditions.

The board of directors specifically took into account the following provisions of the Preferred Stock in determining the fair value of the common stock at the time of the option grants:

•

upon liquidation or sale of the Company, the holders of outstanding preferred stock are entitled to receive, in preference to any distribution of assets to holders of common stock, an amount equal to the applicable original issue price plus all

Securities and Exchange Commission

August 14, 2007

declared and unpaid dividends per share on the preferred stock; as of April 20, 2006 the aggregate liquidation preference of the outstanding preferred stock was approximately $19.0 million and at July 6, 2006, the aggregate liquidation preference of the outstanding preferred stock was approximately $64.2 million;

•

the conversion and anti-dilution provisions of the Preferred Stock and the fact that the Preferred Stock will not automatically convert into common stock unless the aggregate offering proceeds in the initial public offering are at least $30.0 million and the offering price is at least $2.64 per share (which amount has been adjusted per our discussion to Comment 15 and will be adjusted for the proposed reverse split);

•

the non-cumulative nature of the Series A, B and C Preferred Stock dividends, with annual dividends of 8% of the applicable original issuance price, when and if declared, per share prior to the payment of any other dividends; and

•	the voting power of the holders of Preferred Stock relative to holders of common stock.

Fair Value per Share by Grant Date

April 20, 2006

The board of directors determined that the fair value of the Company’s common stock was $0.05 per share on April 20, 2006. Prior to the granting of the stock options in April 2006, the Company’s most recent round of financing, 10,962,383 shares of Series B stock for $0.4333 per share, or total gross proceeds of $4,750,001, closed on December 12, 2005. In conjunction with the December 12, 2005 funding, the Company issued convertible notes payable, to Series B stockholders and some officers of the Company, with an original aggregate face amount of $5,250,003, which were subsequently converted into Series C convertible preferred stock as further discussed below in the events of July 6, 2006. The Company also issued 1,550,000 common stock warrants to various Series B stockholders at a price of $0.01 per share. The warrants were issued with an exercise price of $0.05 and a 5 year term.

In addition to the recent financing, the board of directors also considered various nonfinancial factors. The most significant was the fact that the Company had just recently completed its pre-clinical studies and was only beginning human clinical studies outside the United States. While the pre-clinical results were promising, the Company had yet to determine how the device and therapy would work in humans. On February 3, 2006, the Company successfully completed its first human implant; however, by April 20, 2006 the board of directors did not believe there was sufficient data to determine whether the implanted device was going to be safe or show signs of effectiveness in humans. As of April 20, 2006, given the liquidation preferences of the Series A and Series B Preferred Stock, in order for the holders of options to realize any gain on the shares of common stock acquired upon exercise of their options, the net proceeds from

Securities and Exchange Commission

August 14, 2007

the sale of the Company would have to have been at least $19.0 million. The prospect of a public financing or a sale of the Company was deemed to be remote as a result of the Company’s stage of development. Moreover, the Company’s available cash and cash equivalents at March 31, 2006 was only $8.8 million. As such, the board concluded that the value of the common stock was $0.05 per share given the significant risks still facing the Company with the first human implants just recently underway.

Subsequent to the Company’s decision to proceed with an IPO, discussed below in the events of February 6, 2007, the Company obtained an independent valuation from Gemini Valuation Services, LLC (Gemini). Given the above identified financial and nonfinancial facts and circumstances, Gemini confirmed that valuing the Company’s common stock on April 20, 2006 at $0.05 was reasonable. See further discussion of Gemini within the events of July 6, 2006.

July 6, 2006

On July 6, 2006, the Company closed the Series C convertible preferred stock financing. The Company sold 44,782,416 shares of Series C stock for $0.8893 per share, or total gross proceeds of $39,825,003. In addition, $5,250,003 of convertible notes payable principal and $131,013 of accrued interest payable were converted into 6,050,839 shares of Series C Preferred Stock. The Company’s ability to raise financing at an increased value was primarily the result of having sufficient data from human clinical studies that showed promising signs of both safety and efficacy of the device and therapy. On June 30, 2006, the Company had at least four months of data on 11 subjects.

The Company also issued 1,343,472 Series C warrants to the private placement underwriter. The fair value of the warrants was determined to be $735,438 and was recorded as a financing cost. The fair value of the warrants was calculated using a Black-Scholes valuation model and the following assumptions: volatility of 55%, dividend rate of 0%, risk-free interest rate of 5.18%, and the maximum seven-year warrant life. The fair value of the warrants was recorded in additional paid-in capital.

With the close of a new round of financing, the board of directors concluded that it would be appropriate to obtain an independent third-party valuation of the Company’s common stock for future issuances of common stock options. As such, the Company retained the services of Gemini Valuation Services, LLC (Gemini), an unrelated valuation specialist. Using a probability-weighted expected return methodology outlined by the AICPA Practice Aid, Valuation of Privately-Held-Company Equity Securities Issued as Compensation, Gemini concluded that the fair value of the Company’s common stock on July 6, 2006 was $0.21 per share. With the close of a private placement, the most likely scenario was continuing to stay private or to a lesser extent an acquisition, with only a 20% probability of completing an IPO, which would not be completed in less than one year.

Securities and Exchange Commission

August 14, 2007

September 2006

The board of directors determined that the fair value of our common stock was $0.21 per share on both September 14, 2006 and September 29, 2006. The board concluded that the valuation completed by Gemini accurately represented the Company’s fair value in September 2006 as there were no events that occurred between July 6, 2006 and the date on which the options were granted that would significantly change the value of the Company or the likelihood of the various exit strategies. While the Company continued to monitor results of human clinical studies being conducted outside the United States, we were still almost five months removed from an IDE application being submitted in the United States. With the IDE application not yet underway and the lengthy PMA approval process, the Company continued to be several years away from commercialization of a product. With the recent close of a private placement and being several years from commercialization, the most likely scenario continued to be staying private or to a lesser extent an acquisition, with only a 20% probability of completing an IPO, which would not be completed in less than one year. Moreover, given the liquidation preference associated with the outstanding preferred stock, a sale of the Company for net proceeds of less than $64.2 million would result in no value to the common stockholders.

December 7, 2006

The board of directors determined that the fair value of our common stock continued to be $0.21 per share on December 7, 2006. The board concluded that the valuation completed by Gemini accurately represented the Company’s fair value on December 7, 2006 as there were no events that occurred between July 6, 2006 and the date on which the options were granted that would significantly change the value of the Company or the likelihood of the various exit strategies. While the Company continued to monitor results of human clinical studies being conducted outside the United States, the Company was still almost three months removed from an IDE application being submitted in the United States. With the IDE application not yet underway and the lengthy PMA approval process, the Company continued to be several years away from commercialization of a product. With the recent close of a private placement and being several years from commercialization, the most likely scenario continued to be staying private or to a lesser extent an acquisition, with only a 20% probability of completing an IPO, which would not be completed in less than one year. Moreover, given the liquidation preference associated with the outstanding preferred stock, a sale of the Company for net proceeds of less than $64.2 million would result in no value to the common stockholders.

December 11, 2006

On December 11, 2006, the Company sold an additional 1,124,480 shares of Series C stock for $0.8893 per share, or total gross proceeds of $1,000,000 to Bobby I. Griffin, who became a member of the board of directors in September 2006. The board concluded that the price of $0.8893 continued to be an appropriate price for a share of Series C stock, which was consistent with the original issuance of Series C stock on July 6, 2006.

Securities and Exchange Commission

August 14, 2007

February 6, 2007

The board of directors determined that the fair value of the Company’s common stock was $0.57 per share on February 6, 2007. In determining the appropriateness of the fair value of the Company’s common stock at that time, the board of directors considered several factors, including an independent valuation completed by Gemini as of January 31, 2007. While the first generation RF device (RF1) had shown promising results, the Company developed improvements in the product and began implanting the second generation RF device (RF2) in humans outside the United States during November 2006 with only four implants having been completed by the end of the month. The results of the improvements started to become evident in early 2007 as implants of the RF2 device continued. The progress made in the human clinical trials between December 7, 2006 and February 6, 2007 and the fact that the Company was close to submitting an IDE to get approval to begin a clinical trial in the United States (submitted on February 13, 2007), increased the value of the common stock. Moreover, management began to have initial discussions with underwriters regarding a potential IPO. However, the combined liquidation preference of the outstanding preferred stock was $65.2 million, and any sale of the Company for less than that would result in no value to the common stockholders. As a result, the board of directors concluded that the fair value of the common stock was $0.57.

Company management had periodic discussions with many potential financing organizations including investment banking firms during late 2006 and early 2007. On February 6, 2007, five investment banking firms presented to the board of directors regarding the possibility of an IPO including potential pre-money valuations. The estimated offering prices presented by the investment banking firms have been provided supplementally on a confidential basis. All of the prices were based on the then current market conditions and were prospective assuming the attainment of an unconditional IDE approval from the FDA and continued development of the Maestro™ System.

As a result of the investment banking firms’ presentations, the Company’s board of directors directed Executive Management to consider alternatives for continued capitalization of the Company to meet requirements for the development, testing, clinical trials and commercialization of the Maestro™ System. During February 2007, Executive Management met with and explored many alternatives for funding. Between February 19, 2007 and March 2, 2007, there were numerous discussions with multiple underwriting organizations to consider the possibility of an IPO. An agreement was reached and approved with the current underwriters to proceed with the IPO process on March 2, 2007.

March 30, 2007

The board of directors determined that the fair value of the Company’s common stock was $0.57 per share on March 30, 2007. In determining the appropriateness of the fair value of the Company’s common stock at that time, the board of directors considered several factors, including an independent valuation completed by Gemini as of

Securities and Exchange Commission

August 14, 2007

February 28, 2007 and the fact that the Company had received a conditional IDE approval on March 14, 2007 to begin a clinical trial in the United States. While the value of the Company had increased between January 31, 2007 and February 28, 2007, the price per fully diluted share remained consistent with January 31, 2007 as a result of the board of directors approving an increase of 6,000,000 shares in the option pool during the February 6, 2007 board meeting. The Company did not receive an unconditional IDE approval until June 22, 2007.

April 27, 2007

The board of directors determined that the fair value of the Company’s common stock was $0.82 per share on April 27, 2007. In determining the appropriateness of the fair value of the Company’s common stock at that time, the board of directors considered several factors, including an independent valuation completed by Gemini as of April 30, 2007 and the fact that the Company had received a conditional IDE approval on March 14, 2007 to begin a clinical trial in the United States. The Company did not receive an unconditional IDE approval until June 22, 2007. The increase in value from March 30, 2007 to April 27, 2007 is primarily attributable to the likelihood of a successful IPO.

May 17, 2007

On May 17, 2007 the Company entered into a $15.0 million debt facility. The initial commitment under the debt facility is for $10.0 million and allows for two $5.0 million draw periods, the first of which was required upon closing and the second of which is available through August 31, 2007. Upon close of the initial commitment, the Company issued 618,462 Series C stock warrants with an exercise price of $0.8893 per share, an expiration date of August 31, 2014 and a preferred stock value of $1.28 per share. The Company entered into a growth capital loan on May 22, 2007 with a face amount of $5.0 million payable in 29 equal principal and interest installments beginning December 1, 2007 through April 1, 2010 with a final payment of $343,050 on May 1, 2010 at an annual percentage rate of 10.25%. Interest only payments for the first six months of the loan are at an annual percentage rate of 12.48%. In conjunction with the funding of the growth capital loan, the Company issued detachable warrants to acquire 309,231 shares of Series C stock at an exercise price of $0.8893 per share, an expiration date of August 31, 2014 and a preferred stock value of $1.30 per share.

The additional $5.0 million available to the Company under the terms of the debt facility is subject to the Company closing a next round of financing and would be available to be drawn on by the Company through 2008. The Company is not required to pay any additional equity consideration for this portion of the facility unless it is utilized.

May 21, 2007

The board of directors determined that the fair value of the Company’s common stock was $0.93 per share on May 21, 2007. In determining the appropriateness of the fair value of the Company’s common stock at that time, the board of directors considered several factors, including an independent valuation completed by Gemini as of May 21, 2007, the fact that the Company had not yet received an unconditional IDE approval to begin a clinical trial in the United States and management’s continuing discussions with the underwriters regarding the prospective valuation of the Company. As noted above in the events of February 6, 2007, the investment banking firms provided an estimated valuation of the Company that was primarily based on the receipt of unconditional IDE approval from the FDA by the Company, the then-current market conditions and the Company’s financial projections. While the likelihood of filing a registration statement in the near future was imminent, the board of directors determined that a modest increase in the fair value per share from $0.82 on April 27, 2007 to $0.93 on May 21, 2007 was appropriate as one of the primary milestones driving the valuation of the Company, receipt of an unconditional IDE approval, had not yet occurred. The Company subsequently filed its registration statement on May 25, 2007 and received an unconditional IDE approval to begin our United States clinical trial on June 22, 2007.

Securities and Exchange Commission

August 14, 2007

Additional Valuation Analysis

In addition to the options granted above and their related fair values, the Company has continued to obtain independent valuations from Gemini utilizing the same methodology as previously described to accommodate individuals who have exercised their stock options. The most recent valuation was obtained by the Company from Gemini as of July 31, 2007 with a fair value of $1.62 per share of common stock. The valuation considers recent milestones achieved by the Company, such as the receipt of an unconditional Investigational Device Exemption (“IDE”) from the U.S. Food and Drug Administration (the “FDA”) on June 22, 2007, the commencement of enrollment in our U.S. clinical study on July 31, 2007 and the continued increase in the likelihood of completing a successful initial public offering.

As was discussed above, on February 6, 2007, five investment banking firms presented to our board of directors regarding the possibility of an initial public offering. Their presentations included a range of estimated pre-money valuations. That information as well as the current expectations of our managing underwriters have been provided supplementally on a confidential basis.

18.	We note on page F-34 that you refer to using valuations performed by an “unrelated valuation specialist,” when determining fair value of your common stock. Please revise the filing to specifically name the independent valuation expert. If this expert is not Gemini Valuation Services, please revise the filing to include their consent as an exhibit. Refer to Rule 436 and Item 601(b)(23) of Regulation S-K.

Response: The Company has revised the disclosure to name Gemini Valuation Services as the independent valuation expert. Please see the revisions on page F-36 of Amendment 2.

Note 15. Related Party-Transactions, page F-39

19.	Please refer to prior comment 52. Please tell us in detail how you accounted for the shares issued to Mr. Griffin. Reference to accounting literature without elaboration is not sufficient. Revise disclosure to clarify as well.

Response: We note the Staff’s comment. As noted in the Company’s response to prior Comment 52, effective September 21, 2006, the Company entered into a one-year consulting agreement with Bobby I. Griffin, who is a member of the Company’s board of directors. The consulting agreement provides for Mr. Griffin to receive compensation for his consulting services in the form of an option to purchase common stock. The consulting services are not related to his services as a director. Pursuant to this consulting agreement, Mr. Griffin received a one-time option grant to purchase 500,000 shares of common stock at $0.21 per share that vests 25% on the first anniversary of the date the consulting agreement was entered into and 1/36th per month each month thereafter for 36 months.

Appendix E of SFAS 123R states in part:

A nonemployee director does not satisfy this definition of employee. Nevertheless, for purposes of this Statement, nonemployee directors acting in their role as members of a board of directors are treated as employees if those directors were (a) elected by the employer’s shareholders or (b) appointed to a board position that will be filled by shareholder election when the existing term expires. However, that requirement applies only to awards granted to nonemployee directors for their services as directors. Awards granted to those individuals for other services shall be accounted for as awards to nonemployees for purposes of this Statement.

Securities and Exchange Commission

August 14, 2007

As the consulting agreement is for services other than those performed in Mr. Griffin’s capacity as a member of the board of directors, the Company is accounting for this transaction under the guidance of Emerging Issues Task Force Abstract No. 96-18, Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling Goods or Services.

Under EITF 96-18, options issued to nonemployees are recorded at their fair value on the measurement date. Measurement date is defined as the earlier of either the date at which a performance commitment is reached or the date at which the performance is completed. There are no disincentives in the event of nonperformance by Mr. Griffin other than the forfeiture of the options. The forfeiture of the options is not determined to be a sufficiently large disincentive for nonperformance such that a performance commitment as defined in EITF 96-18 is reached. EITF 96-18 Footnote 3 states in part:

Forfeiture of the equity instruments as the sole remedy in the event of the counterparty’s nonperformance is not considered a sufficiently large disincentive for purposes of applying this guidance.

Therefore, the Company established the measurement date as the date at which performance under the agreement was completed. Accordingly, the Company remeasures the fair value of the options granted at each reporting period until performance is completed. As discussed above, the consulting agreement is for one year and does not provide for the forfeiture of any vested or unvested options if after one year Mr. Griffin stops performing services as a consultant. Therefore, despite the four-year vesting term of the options, performance is completed and a measurement date will be reached at the completion of the one year consulting agreement. Further, the Company is expensing the fair value of 100% of the options granted over the requisite service period, which is the term of the consulting agreement, or one year. Note 15 to the consolidated financial statements has been revised to include additional disclosure on expense recognized for the reported periods.

Note 16. Commitments and Contingencies, page F-39

20.	Please refer to prior comments 13 and 53. We have the following additional comments:

•

We note that you have four obesity-related patents from the Mayo Clinic but none of these patents relate to your VBLOC technology, and therefore you believe no royalty payment will be due to Mayo in connection with the sale of your product. Please reconcile this comment with the disclosure on page F-41, that the agreement with Mayo is subject to a minimum annual royalty payment. Revise to disclose the minimum royalty payments due, if you believe no royalty payment will be due to Mayo, revise to clarify.

•	Regarding the 2,000,000 shares of common stock issued to the Mayo Foundation, please explain what portion of the shares were

Securities and Exchange Commission

August 14, 2007

issued for (a) current Mayo patents; (b) future Mayo patents and (c) obesity group know-how. Further support that amounts should be deferred and capitalized rather than expensed.

•

We also note that the shares are non-refundable and Mayo can terminate the agreement three years after the effective date without cause. Please explain why it is appropriate to amortize the deferred compensation expense over five-years.

•	In this regard, explain in greater detail how you determined the fair value of the 2,000,000 shares issued.

•

Tell investors if there are any other fees you may be required to pay to the Mayo Foundation in cash or shares, including any milestone payments, retainer fees, or any portion of revenues earned that must be paid to the Mayo Foundation.

•	Revise MD&A as appropriate based on our concerns.

•	We may have additional comments after reviewing your response.

Response: As noted by the Staff’s comments and our response to prior Comment 53, we have licensed-in four obesity-related patent applications from Mayo Clinic. None of these patents cover medical technology relating to our VBLOC technology and we believe that no royalties will be payable to Mayo in connection with the sale of our product. The Company has revised the disclosure in accordance with the Staff’s comments. Please see the revisions on page F-43 of Amendment 2.

Per the terms of the research and license agreement with the Mayo Foundation (“Mayo”), the Company issued 2,000,000 shares of common stock to Mayo as partial consideration for Mayo patents and future patents and the Mayo obesity group “know-how;” however, per the research and license agreement if there is a breach in contract by Mayo, they are not required to return all or any portion of these shares. Accordingly in substance, these shares represent a nonforfeitable “up-front” payment. As the shares represent a nonforfeitable “up-front” payment there is no specific allocation amongst Mayo patents and future patents and the obesity group “know-how.”

The Company is currently amortizing the fair value (as determined on the date the agreement was executed, February 3, 2005) of the 2,000,000 shares of common stock issued to Mayo over five years. Mayo can cancel the agreement at any time and would not be required to forfeit the shares, so we believe the issue is whether the value should be expensed immediately versus over the expected service period, not necessarily three years versus five years. Accordingly, at the inception of the agreement, we completed an assessment to determine if it was probable that Mayo would render the services and what was the expected service period (including consideration of the cancellation clauses). Based on that assessment, it was determined that it was probable that Mayo would render the services and the expected service period was determined to be five

Securities and Exchange Commission

August 14, 2007

years. Further, based on the then current facts and circumstances at each reporting period, we evaluate if the five year service period conclusion continues to be appropriate. Currently, we continue to believe that the five year service period conclusion is appropriate. As noted above, based on the nature of the agreement and the related expectation of services to be provided, these shares represent, in substance, an advance for services to be provided to the Company from Mayo. We considered guidance in FASB Concept Statement No. 6, Elements of Financial Statements and believe that this treatment is consistent with that statement. Paragraph 249 states:

Costs incurred for services such as research and development, relocation, repair, training, or advertising relate to future economic benefits in one of two ways. First, costs may represent rights to unperformed services yet to be received from other entities. For example, advertising cost incurred may be for a series of advertisements to appear in national news magazines over the next three months. Those kinds of costs incurred are similar to prepaid insurance or prepaid rent. They are payments in advance for services to be rendered to the entity by other entities in the future. Second, they may represent future economic benefit that is expected to be obtained within the entity by using assets or in future exchange transactions with other entities. For example, prerelease advertising of a motion picture may increase the future economic benefits of the product, or repairs may increase the future economic benefits of a piece of equipment. Those kinds of costs may be accounted for as assets either by being added to other assets or by being disclosed separately. If costs are to be included in assets because they enhance future economic benefits of two or more assets, the only practical alternative to arbitrarily allocating them to those other assets may be to show them as separate assets.

Further, this treatment is also consistent with the recently Board-ratified consensus in EITF 07-3, Accounting for Nonrefundable Advance Payments for Goods or Services Received for Use in Future Research and Development Activities, which states in part:

Nonrefundable advance payments for goods or services that will be used or rendered for future research and development activities should be deferred and capitalized. Such amounts should be recognized as an expense as the goods are delivered or the related services are performed. Entities should continue to evaluate whether they expect the goods to be delivered or services to be rendered. If an entity does not expect the goods to be delivered or services to be rendered, the capitalized advance payment should be charged to expense.

The fair value was determined on the date the agreement was executed based on the guidance in footnote 5 to EITF 98-5 that states:

The Task Force subsequently discussed situations in which counterparty performance may be required over a period of time (for example, three years) but the equity award granted to the party performing the services is fully vested and nonforfeitable on the date the parties enter into the contract. Although Task Force members believe that this type of arrangement would be rare, because, typically, vesting provisions do exist, there was general agreement that a reasonable interpretation of the consensus is that the measurement date for an award that is nonforfeitable and that vests immediately could be in the date the parties enter into the contract, even though services have not yet been performed.

This is the identical fact pattern that we have and therefore the Company has accounted for the grant accordingly.

The fair value at the date of agreement, February 3, 2005, was estimated by management to be $0.05 per share. This estimate was based on the Company’s performance and the status of research and product development efforts; the Company’s stage of development and business strategy, including the status and timing of its human clinical trials which would not commence for another 12 months; and the likelihood of achieving a liquidity event for the shares of common stock underlying these securities, such as an initial public offering or a sale of the Company, given prevailing market conditions.

In addition to the 2,000,000 shares of common stock issued upon execution of the agreement with Mayo, the Company may also be obligated to issue up to 1,875,000

Securities and Exchange Commission

August 14, 2007

shares of common stock as consideration if future Mayo patents are issued or if the FDA approves a product patented by the Mayo or jointly patented by the Mayo and the Company. Should the Company complete an initial public offering (IPO) prior to the achievement of the previously discussed milestones, the 1,875,000 shares of common stock become immediately issuable to the Mayo. The Mayo Foundation also receives an annual $250,000 retainer fee which commenced in 2005 and continues through January 2009. Per the terms of the agreement, the Company is obligated to pay the Mayo Foundation, contingent upon the occurrence of certain future events, earned royalty payments, including a minimum annual royalty as defined by the agreement, for the commercial sale of products developed and patented by the Mayo Foundation, jointly patented by the Company and the Mayo Foundation, or a product where the Mayo Foundation provided know-how as defined by the agreement. If no products are patented, the minimum royalty is not due. While we have licensed-in four obesity-related patent applications from Mayo Clinic, none of these patents cover medical technology relating to our VBLOC technology and we believe that no royalties will be payable to Mayo in connection with the sale of our product. Other than what is stated above, there are no additional fees that the Company may be required to pay to the Mayo Foundation. The Company respectfully believes that the disclosures made in Note 16 to the consolidated financial statements appropriately disclose all of the potential fees that may be required to be paid as disclosed on page F-43 of Amendment 2.

The Company also refers the Staff to revisions made to our MD&A on page 43 of Amendment 2.

* * * *

As always, should you have further comments or require further information, or if any questions should arise in connection with this submission, please call me at (612) 340-2740 if we can expedite your review in any way, or fax me at (612) 340-2868.

Very truly yours,

/s/ Kenneth L. Cutler
Kenneth L. Cutler

cc:	Mark B. Knudson, Ph.D.

Ted S. Hollifield

B. Shayne Kennedy

Ronald Hafner